555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
Beijing Moscow
Boston Munich
Brussels New York
Century City Orange County
Chicago Paris
September 12, 2019	Dubai Riyadh
Düsseldorf San Diego
Frankfurt San Francisco
Hamburg Seoul
Hong Kong Shanghai
VIA EDGAR	Houston Silicon Valley
London Singapore
Los Angeles Tokyo
Mr. Stephen Krikorian	Madrid Washington, D.C.
Accounting Branch Chief	Milan

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             2U, Inc.

Form 10-K for the fiscal year ended December 31, 2018

File No. 001-36376

Dear Mr. Krikorian:

On behalf of our client, 2U, Inc. (the “Company”), we are submitting this letter in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Annual Report on Form 10-K referenced above (the “Form 10-K”) as set forth in the letter dated August 29, 2019. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Form 10-K for the Year Ended December 31, 2018

Notes to Consolidated Financial Statements

Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts, page 66

1.              You disclose that your Short Course Segment (a.k.a. Alternative Credential Segment) recognizes the gross proceeds received from the students and shares contractually specified percentages with your university clients, for providing short course content and certification, which are recognized as curriculum and teaching costs on your consolidated statements of operations and comprehensive loss. Please tell us how you determined you were the principal permitted to report gross in these arrangements. We refer you to ASC 606-10-55-36 through 55-40 and 25-18(f).

Response:

As noted in the Form 10-K, the Company’s Short Course Segment includes the portion of its business that provides premium online short courses to working professionals seeking career advancement through skills attainment. The Company believes it is the principal in its arrangements as it controls the services (the short course and related student support services) prior to the delivery to students based on the criteria in ASC 606-10-55-37A and 55-39.

When a student enrolls in a short course, the student is directly engaging the Company, as documented in the Company’s terms and conditions, to provide the course content and instruction and related technology and services applicable to that course. The university is not a party to the agreement between the Company and the student, and the terms and conditions of such agreement expressly limit any relationship between the student and the university. As such, the Company has determined that the student is the customer for the Company’s services. The Company has multiple performance obligations under its contracts in the Short Course Segment as the delivery of the short course and student support services are each considered distinct performance obligations. These performance obligations are satisfied ratably over the short course presentation period, which typically runs between 6 to 16 weeks.

The Company believes that it is the principal under ASC 606-10-55-37A in providing premium online short courses to its working professional customers because, for each performance obligation, the Company controls the services provided to these customers at all points in time prior to transfer to the customers, and the university does not have the ability to direct the Company to provide the services to the customer on the university’s behalf. This conclusion is supported by the fact that the Company is primarily responsible for fulfilling the contract with the customer. These responsibilities include: (i) developing and maintaining the technology platform that allows the student to take the short course; (ii) creating the content that students receive in connection with the short course; (iii) providing ongoing technology support to students as they progress through a short course; (iv) hiring and managing instructors who teach the short courses; and (v) creating and maintaining the infrastructure to facilitate a student’s journey—from enrolling in, and paying for, a short course to receiving a certificate upon completion of a short course. The Company views the university’s role as akin to a licensor in the arrangement as the university’s activities associated with the Company’s short courses are limited to (i) providing the curriculum and technical knowledge to be used by the Company in the creation of course content and (ii) providing their trademarks for marketing and branding of course materials and certificates for students who successfully complete a course. As is customary with licensing arrangements, the university maintains protective rights to prevent the Company from using the university’s property in an unauthorized manner. As consideration for the above, the Company pays a contractually specified percentage of the gross proceeds received from students for each course to the applicable university.

Further, the Company believes that it is the principal, consistent with ASC 606-10-55-37A(c), as the Company must combine the university’s good or service with other goods or services to deliver a short course. For example, although the university provides certain information to assist the Company in creation of the course content (such as curriculum and technical knowledge), in order to deliver the short course to the student, the Company must perform significant enhancements to the university’s intellectual property (for example, the course must be digitized in order to be delivered via the platform and usually requires additional content to enhance interactivity of the course) and combine it with essential services, none of which are provided by the university.

The Company also considered the following factors from ASC 606-10-55-39 and determined that the Company controls the relevant services until the point in time at which it delivers the services to the student, and that the Company should be considered the principal:

(i)                                     The Company is fully responsible for fulfilling the promise to provide the specified services under the contract with the customer. This includes responsibility for (a) developing and maintaining the technology platform that allows the student to take the course; (b) creating the course content that students receive in connection with the course; (c) providing ongoing technology support to students as they progress through a course; (d) hiring and managing instructors who teach the short courses; and (e) creating and maintaining the infrastructure to facilitate a student’s journey—from enrolling in, and paying for, a short course to receiving a certificate upon completion.

(ii)                                  The Company has inventory risk associated with the short course content. The Company’s inventory risk is associated with the significant up-front costs related not only to the development of the short course content but also student acquisition and retention costs. The university has minimal up-front investments in these items.

(iii)                               While neither the university nor the Company have sole discretion in setting the base pricing for each short course, as this is mutually agreed upon by both parties, the Company has latitude to adjust the base price to provide price discounts of up to 20% to generate and optimize enrollments and revenue from providing the short course.

Based on the analysis above, the Company believes that accounting for revenue as principal within its Short Course Segment is appropriate, as the Company controls the services at all times prior to transfer to the customer.

*  *  *  *  *

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-2117.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner
of LATHAM & WATKINS LLP

cc:                                Catherine A. Graham, 2U, Inc.

Amanda Kim